Exhibit 6.6

NETWORK LICENSE AND MANAGEMENT SERVICES AGREEMENT

THIS NETWORK LICENSE AND MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is made and entered into this ____ day of ______, 20__ (the “Effective Date”) by and between Carolina Complete Health, Inc., a North Carolina corporation (“PlanCo”), and Carolina Complete Health Network, Inc., a Delaware corporation (“Network Sub” and together with PlanCo, collectively, the “Parties” and each a “Party”).

RECITALS

WHEREAS, pursuant to the terms and conditions of that certain Amended and Restated Joint Venture Agreement (the “JV Agreement”) dated as of August 25, 2017, by and among North Carolina Medical Society, a North Carolina nonprofit corporation (“NCMS”), Network Sub, Centene Corporation, a Delaware corporation (“Centene”), and Centene Health Plan Holdings, Inc., a Delaware corporation (“Centene Sub” and together with Centene, NCMS and Network Sub, collectively, the “JV Parties”), the JV Parties have formed (a) PlanCo as a corporation organized under the laws of the state of North Carolina to be operated as a licensed insurance company for the purpose of establishing, organizing and operating a health care plan providing Medicaid managed care services in the state of North Carolina (“NC Health Plan”); and (b) a general partnership organized under the laws of the State of Delaware that will operate as a holding company of PlanCo (“HoldCo”) for purposes of owning and participating in the development, funding and operation of PlanCo;

WHEREAS, the JV Parties and PlanCo desire to establish and operate NC Health Plan in the state of North Carolina in order to submit a competitive bid for, be awarded and perform under, a capitated contract with the North Carolina Division of Health Benefits to provide and/or otherwise arrange for the delivery of Medicaid and NC Health Choice services throughout the state of North Carolina;

WHEREAS, Network Sub, a wholly-owned subsidiary of NCMS, has, with the assistance of Centene and Centene Sub and subject to the terms and conditions of this Agreement and the JV Agreement, agreed to (a) create, recruit, build, develop, manage, operate and maintain the Plan Network, consisting of Health Care Providers who will agree, pursuant to the provisions of a Provider Agreement to which a Health Care Provider or such Health Care Provider’s employer, including group practices and hospital owned practices (each, a “Provider Employer”), is a party, to provide health care services to NC Health Plan and its Enrollees; and (b) provide certain additional resources and services to PlanCo in connection with its operation of NC Health Plan; and

WHEREAS, Network Sub and Centene Management Company, LLC, a Wisconsin limited liability company (“CMC”), are entering into a Management Agreement, dated as of even date herewith (the “Centene Management Agreement”).

NOW, THEREFORE, in consideration of the foregoing, the covenants and mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows.

AGREEMENT

1.       Defined Terms. Except as set forth below, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the JV Agreement. As used in this Agreement, the following terms shall have the following respective meanings:

“Agreement” has the meaning set forth in the introduction to this Agreement.

“Breaching Party” has the meaning set forth in Section 6(b).

“Centene” has the meaning set forth in the Recitals.

“Centene Management Agreement” has the meaning set forth in the Recitals.

“Centene Sub” has the meaning set forth in the Recitals.

“Change of Control” means the occurrence of any of the following: (a)  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or business combination), in one or a series of related transactions, of all or substantially all of the properties or assets of PlanCo to an Independent Third Party; (b) the consummation of any transaction (including, without limitation, any merger, consolidation or business combination), the result of which is that Network Sub shall not, whether directly or indirectly, beneficially own any of PlanCo’s equity securities (or, as applicable, the equity securities of the surviving company of any reorganization, merger or consolidation); or (c) the adoption and execution of a plan relating to the liquidation and/or dissolution of PlanCo.

“CMC” has the meaning set forth in the Recitals.

“Coverage Agreement” has the meaning set forth in the Centene Management Agreement.

“Covered Services” has the meaning set forth in the Centene Management Agreement.

“CPR” has the meaning set forth in Section 7(e).

“CPR Mediation Procedure” has the meaning set forth in Section 7(e).

“Dispute” has the meaning set forth in Section 7(e).

“Effective Date” has the meaning set forth in the introduction to this Agreement.

“Enrollees” has the meaning set forth in the Centene Management Agreement.

“Fundamental Breach” means a breach of this Agreement (a) that (i) materially and substantially affects the ability of the Non-Breaching Party to perform its obligations under this Agreement; or (ii) constitutes a material and substantial failure by the Breaching Party to perform a material obligation under this Agreement; and (b) that will restrict the Non-Breaching Party from carrying out its corporate purposes and will result in substantial and material harm to PlanCo and/or the Non-Breaching Party.

“Fundamental Breach Termination Notice” has the meaning set forth in Section 6(b).

“Government Contract” has the meaning set forth in the Centene Management Agreement.

“HoldCo” has the meaning set forth in the Recitals.

“Independent Third Party” means any Person other than the JV Parties, PlanCo, HoldCo, each of their respective Affiliates and the successors and assigns of the foregoing.

“Initial Notice” has the meaning set forth in Section 7(e).

“JV Agreement” has the meaning set forth in the Recitals.

“JV Parties” has the meaning set forth in the Recitals.

“Mandatory Put Triggering Event” has the meaning set forth in the Partnership Agreement.

“Mediation Request” has the meaning set forth in Section 7(e).

“NC Health Plan” has the meaning set forth in the Recitals.

“NCMS” has the meaning set forth in the Recitals.

“Net Revenues” has the meaning set forth in Section 4(a).

“Network Management Services” has the meaning set forth in Section 2(a).

“Network Sub” has the meaning set forth in the introduction to this Agreement.

“Non-Breaching Party” has the meaning set forth in Section 6(b).

“Notice of Fundamental Breach” has the meaning set forth in Section 6(b).

“Partnership Agreement” means that certain Amended and Restated Partnership Agreement of Carolina Complete Health Holding Company Partnership as of even date herewith, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Party” or “Parties” has the meaning set forth in the introduction to this Agreement.

“Performance Hurdles” means the set of performance measures established on an annual basis by the PlanCo Board (based on the recommendations of the Medical Affairs Committee) for purposes of evaluating the quality of care provided to Enrollees in the NC Health Plan, which measures are expected to be derived from (a) the Healthcare Effectiveness Data and Information Set established by the National Committee for Quality Assurance on an annual basis; (b) other performance measures established by the NCDHB for insurance plans operating under an NCDHB Contract; and (c) such other quality-based performance measures (e.g., electronic claim rates, provider directory accuracy and electronic funds transfer sign-up rates) as may be agreed upon by the Parties; provided that during the stub period starting on the Effective Date and ending on December 31st of the same calendar year, the performance measures will be comprised only of the types of measures described in clauses (b) and (c) of this sentence due to the likely unavailability of Healthcare Effectiveness Data and Information Set data for PlanCo. Examples of the types of performance measures the Parties intend to be established from time to time by the PlanCo Board (based on the recommendations of the Medical Affairs Committee) are set forth on Exhibit A hereto.

“PlanCo” has the meaning set forth in the introduction to this Agreement.

“Provider Employer” has the meaning set forth in the Recitals.

“Provider Materials” has the meaning set forth in Section 2(a).

“Revenue Percentage” has the meaning set forth in Section 4(a).

“Service Fee” has the meaning set forth in Section 4(a).

2.       License and Provision of Services.

(a)       Subject to the terms and conditions of this Agreement, commencing on the Effective Date and continuing until such time as this Agreement has been terminated in accordance with Section 6, Network Sub agrees to use Reasonable Efforts to provide to PlanCo and NC Health Plan such services as are reasonably necessary in connection with creating, recruiting, building, developing, managing, operating and maintaining the Plan Network (collectively, the “Network Management Services”), including, without limitation:

(i)        continuing to perform its obligations under Section 4.2 of the JV Agreement with respect to the recruitment and retention of Health Care Providers to participate in the Plan Network as Participating Providers;

(ii)       maintaining and improving NC Health Plan’s relationship with Participating Providers and Provider Employers;

(iii)       facilitating the development, establishment and implementation of value-based models of care on the broadest possible scale with such models of care making maximum practical use of quality measures, data sharing and reporting, care management and other properly functioning elements of the Medicare Shared Savings Program, the Merit-based Incentive Payment System and Alternative Payment Models implemented by the Centers for Medicare and Medicaid Services;

(iv)       providing ongoing education, enhancement and relations services to all Participating Providers and Provider Employers, with the goal of improving the operations and competitiveness of NC Health Plan and reaching clinically and operationally sound solutions to genuine issues raised by Participating Providers;

(v)       developing, establishing and implementing incentive programs and benefit plans for Participating Providers and Provider Employers as necessary to encourage widespread participation in the Plan Network by Health Care Providers across the State of North Carolina;

(vi)       using and providing qualified Participating Providers access to the TruCare platform in value-based arrangements in order to more effectively and efficiently coordinate case management services;

(vii)      together with CMC, conducting on a continuing basis such educational and training programs as may be desirable to provide for the accurate and efficient submission of claims for Covered Services to NC Health Plan by Participating Providers, which programs may include but shall not be limited to the maintenance of a written instructional manual for Participating Providers;

(viii)     together with CMC, providing and periodically updating materials for distribution to the Participating Providers with regard to billing procedures, payment for services, a schedule of covered plan benefits and applicable risk-sharing arrangements (collectively, the “Provider Materials”), which Provider Materials shall comply with and meet the requirements of all applicable federal, state and other laws, rules and regulations and any applicable Government Contract or other Coverage Agreement; provided, however, that any such Provider Materials shall be prepared and distributed only at such time and containing such content as mutually agreed to by Network Sub and CMC and shall be distributed at the expense of PlanCo;

(ix)       assisting with regular updates to all Participating Provider files through the collection of information from Participating Providers of the type necessary to permit CMC and PlanCo to conduct eligibility verification and claims adjudication and prepare efficient and timely responses to inquiries from Participating Providers; provided, however, that for the avoidance of doubt, CMC shall have sole responsibility with respect to the organization, processing and physical entry of all such information;

(x)        together with CMC, providing and regularly updating the Plan Network’s directory of Participating Providers;

(xi)       together with CMC, providing mutually agreed upon medical management services in accordance with state and federal requirements, including but not limited to prior authorization, case management and member appeals and grievance processing; provided, however, that all necessary licensures required to perform these functions will be obtained and maintained by CMC;

(xii)      assisting with the prompt collection from current and prospective Participating Providers of all information deemed necessary by PlanCo and any third party credentialing service providers for purposes of making credentialing decisions;

(xiii)     monitoring and assisting PlanCo with the enforcement of (A) the obligations of Participating Providers under their respective Provider Agreements; and (B) NC Health Plan’s policies, procedures and rules as promulgated from time to time, as now in effect and as hereafter adopted and amended, including, without limitation, all such policies, procedures and rules set forth in the Participating Provider plan manual; and

(xiv)     perform such additional services set forth on Exhibit B to this Agreement in accordance with and subject to the terms and conditions set forth thereon.

(b)       Subject to the provisions of the Provider Agreements, Network Sub shall cooperate with Centene as may be necessary, proper or advisable in order to cause each Participating Provider and/or Provider Employer who has executed a Provider Agreement to perform under and comply with the terms of such Provider Agreement and to assume all responsibility for the provision of Covered Services to Enrollees of NC Health Plan, including, without limitation, enforcement, for the benefit of PlanCo, of any and all rights of Network Sub and PlanCo against any such Participating Provider arising out of any breach by such Participating Provider of its Provider Agreement. For the avoidance of doubt, the obligations of Network Sub under this Section 2(b) shall be deemed Network Management Services.

(c)       In addition to the foregoing, Network Sub agrees to respond in good faith to any reasonable request by PlanCo for access to any additional services that are necessary in connection with the formation, development, operation and continuing maintenance and management of the Plan Network and NC Health Plan. Any such additional services so provided by Network Sub shall constitute Network Management Services under this Agreement and be subject in all respects to the provisions of this Agreement as if fully set forth herein, provided, however, that to the extent any such additional services materially increase the scope of the Network Management Services beyond the services contemplated by Section 2(a) and Section 2(b), Network Sub and PlanCo shall cooperate in good faith to ensure that Network Sub is adequately compensated for such additional services.

(d)       For such time as any employees of Network Sub are providing the Network Management Services to PlanCo under this Agreement, (i) such employees will remain employees of Network Sub and shall not be deemed to be employees of PlanCo for any purpose; and (ii) Network Sub shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker's compensation, and the withholding and payment of applicable taxes relating to such employment.

(e)       Notwithstanding the foregoing, the scope of services contemplated by this Agreement will not include, and Network Sub will not provide, services to NC Health Plan or its Enrollees with respect to disease management, pharmacy, vision, dental, behavioral health, nurse triage services or other benefits that are managed by other vendors or Ancillary Service Providers.

3.       Obligations of PlanCo. In connection with Network Sub’s performance of the Network Management Services, PlanCo and its personnel (whether employees, independent contractors, contractors or otherwise) shall (a) cooperate with Network Sub in all matters relating to the performance of the Network Management Services; (b) respond promptly to any request from Network Sub to provide direction, information, approvals, authorizations or decisions that are reasonably necessary for Network Sub to perform the Network Management Services in accordance with the requirements of this Agreement; and (c) provide such documentation, materials and other information, including access to relevant claims and other data, as Network Sub may reasonably request in order to carry out the Network Management Services, in a timely manner, and ensure that it is complete and accurate in all material respects.

4.       Compensation and Related Matters.

(a)       In addition to the payments provided in Section 4(d), as consideration for the performance of the Network Management Services, PlanCo will pay a monthly fee to Network Sub (the “Service Fee”). The Service Fee for any given month will be an amount equal to a pre-determined percentage (the “Revenue Percentage”) of the projected Net Revenues of PlanCo during such month in connection with the operation of NC Health Plan, and the Revenue Percentage applicable to any given month shall be determined in accordance with Schedule 4(a) to this Agreement. Net Revenues will be calculated on an accrual basis. For purposes of this Agreement, “Net Revenues” shall mean, in connection with the operation of NC Health Plan, the total health services fees payable by third party payors, enrolling units, and/or Enrollees and their agents to PlanCo minus applicable premium taxes, fees and other similar assessments, all as determined on an accrual basis.

(b)       The Service Fee payable to Network Sub for any calendar month (or portion thereof) shall be paid by PlanCo on or before the first day of that month (or if such day is not a business day, the immediately succeeding business day) based on the projected Net Revenues for that month. The projected Net Revenues for a month shall be based on the most recent forecast then available for PlanCo. The amount of the payment for a month shall be increased or decreased, as applicable, on a retrospective basis, but still using an accrual method (as opposed to cash collections), by an amount equal to the applicable Revenue Percentage for the month with respect to which the Net Revenues are being adjusted multiplied by the amount, if any, by which revised Net Revenues for the immediately preceding month were greater than or less than, respectively, the projected Net Revenues used in computing the initial payment of the Service Fee for such immediately preceding month.

(c)       An adjustment to the Service Fee payable to Network Sub pursuant to this Section 4 shall be made based on the certified financial statements of PlanCo prepared as contemplated by Subsections 4.4(b) and 7.7 of the Centene Management Agreement, which financial statements shall be made available to Network Sub by PlanCo as and when requested by Network Sub. Such an adjustment may either require Network Sub to refund to PlanCo a portion of the fees previously received by Network Sub or require PlanCo to pay an additional amount to Network Sub. The necessary refund or payment shall be made within sixty (60) days after the certified financial statements of PlanCo referenced in this Section 4(c) become available from PlanCo’s independent accountants.

(d)       As additional consideration for the performance of the Network Management Services, PlanCo will pay to Network Sub the bonus payments more fully described on Schedule 4(d) to this Agreement.

(e)       In addition to such other expenses of Network Sub as are identified in this Agreement as being the obligation of (or reimbursable by) PlanCo, expenses incurred by Network Sub for the following shall be the responsibility of PlanCo:

(i)       travel and related expenses incurred by Network Sub or its personnel on previously authorized NC Health Plan business not directly related to the Network Management Services; and

(ii)       the costs of preparing and distributing Provider Materials to Participating Providers.

Upon submission by Network Sub, PlanCo shall promptly (but in any event, no later than thirty (30) days after submission) pay, or reimburse Network Sub for, expenses associated with any cost, service or other item that is the financial obligation of PlanCo under this Agreement.

5.       Term. This Agreement shall be effective commencing as of the date first set forth above and, unless and until terminated earlier pursuant to Section 6 of this Agreement, shall continue indefinitely thereafter.

6.       Termination. Network Sub or PlanCo, as applicable, may terminate this Agreement solely upon the occurrence of any one or more of the following:

(a)       Mutual Agreement. Subject to Section 6(e) below, this Agreement may be terminated at any time upon the mutual written agreement of the Parties.

(b)       Fundamental Breach.

(i)       In the event that a Party (the “Breaching Party”) commits a Fundamental Breach of this Agreement and fails to timely cure such Fundamental Breach in accordance with the provisions of this Agreement, the other Party (the “Non-Breaching Party”) may, upon the delivery of a Fundamental Breach Termination Notice, terminate this Agreement provided that the Non-Breaching Party has complied with the process set forth below in this Section 6(b).

(ii)       Upon the occurrence of a Fundamental Breach of this Agreement, the Non-Breaching Party shall provide the Breaching Party with written notice of the alleged Fundamental Breach (“Notice of Fundamental Breach”) and, upon receipt thereof, the Breaching Party shall immediately cure or initiate action that will cure the Fundamental Breach within thirty (30) days after receipt of the Notice of Fundamental Breach (or such longer period of time as may be reasonably necessary to cure any such Fundamental Breach not reasonably susceptible to cure within such thirty (30) day period, so long as the Breaching Party diligently and continuously exercises reasonable efforts to cure (and does in fact cure) such Fundamental Breach within a reasonable period of time).

(iii)       If there is a Dispute regarding whether a Fundamental Breach has occurred, or whether a Fundamental Breach has been satisfactorily cured, and the Parties are unable to resolve such Dispute through the process set forth in Section 7(d) of this Agreement, the Non-Breaching Party may then terminate this Agreement upon one hundred eighty (180) days written notice to the Breaching Party (a “Fundamental Breach Termination Notice”) at any time within one year after the Non-Breaching Party obtains a final, non-appealable judicial determination of the occurrence of the Fundamental Breach and/or the failure of the Breaching Party to cure such Fundamental Breach.

(iv)       The termination of this Agreement due to a Fundamental Breach shall constitute a Mandatory Put Triggering Event pursuant to Section 7.5 of the Partnership Agreement.

(c)       By either Party upon written notice to the other Party in the event that the Partnership Agreement is terminated in accordance with its terms.

(d)       Either Party may, upon written notice, terminate this Agreement at any time following the occurrence of a Change of Control, provided that any such termination shall not become effective until one hundred eighty (180) days following the provision of such notice.

(e)       Notwithstanding contained in this Agreement to the contrary, (i) without the prior written consent of Centene (not to be unreasonably withheld, delayed or conditioned), Network Sub shall not be entitled to terminate this Agreement pursuant to this Section 6 at any time prior to the Centene Repayment Date; and (ii) without the prior written consent of HoldCo (not to be unreasonably withheld, delayed or conditioned), PlanCo shall not be entitled to terminate this Agreement pursuant to this Section 6.

(f)       Each of PlanCo and Network Sub hereby acknowledge and agree that (i) in accordance with the provisions of each Provider Agreement, immediately upon the termination of this Agreement for any reason, the term of such Provider Agreement shall be automatically (without any further action or notice required) extended to continue until the date that is five (5) years after the termination date of this Agreement; and (ii) in no event shall the termination of this Agreement modify, amend or otherwise release any Provider from its obligation to perform under and comply with the provisions of its respective Provider Agreement (as extended pursuant to clause (i)) and to provide Covered Services to Enrollees of NC Health Plan.

(g)       Upon the termination of this Agreement in accordance with this Section 6, this Agreement will terminate and be of no further force or effect; provided, however, that (i) PlanCo shall remain liable for any outstanding amounts due and payable to Network Sub as of the date of termination; and (ii) Section 4, Section 5, this Section 6 and Section 7 shall remain in full force and effect.

7.       Miscellaneous.

(a)       Force Majeure. Network Sub shall not be liable or responsible to PlanCo, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in performing the Network Management Services hereunder, when and to the extent such failure or delay is caused by or results from acts beyond Network Sub’s reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire or explosion; (iii) war, invasion, riot or other civil unrest; (iv) national or regional emergency; (v) strikes, labor stoppages or slowdowns or other similar disturbances; (vi) compliance with any law or governmental order, rule, regulation or direction, or any action taken by a governmental or public authority; or (vii) any other event which is beyond the reasonable control of Network Sub.

(b)       Insurance.

(i)       To the extent reasonably practicable, PlanCo shall provide and maintain (A) professional liability insurance in an amount not less than $2,000,000 per claim, with an annual aggregate of not less than $3,000,000, and (B) such other insurance as the Parties may agree to be necessary or desirable for protection against claims, liabilities and losses arising from the operation of the NC Health Plan. The policy for any such insurance shall name both PlanCo and Network Sub (as their interest may appear) as insureds thereunder in such amounts as are mutually agreed to by the Parties. Network Sub shall bear the cost of any additional premiums incurred by PlanCo as a result of naming Network Sub as an additional insured. If PlanCo fails to effect or maintain any such insurance, it shall indemnify Network Sub against damage, loss or liability to Network Sub resulting from all risks that would have been covered by such insurance. Nothing in this provision shall waive, modify, delegate or shift the liability of Network Sub or PlanCo.

(ii)       To the extent reasonably practicable, Network Sub shall provide and maintain general comprehensive liability insurance covering its provision of the Network Management Services. The policy for such insurance shall name Network Sub and PlanCo (as its interest may appear) as insureds thereunder in such amounts as are mutually agreed to by the Parties and shall be endorsed to require ten (10) days’ notice to PlanCo prior to cancellation of such insurance. PlanCo shall bear the cost of any additional premiums incurred by Network Sub as a result of naming PlanCo as an additional insured. If Network Sub fails to effect or maintain such insurance, Network Sub shall indemnify PlanCo against damage, loss or liability to PlanCo resulting from all risks that would have been covered by such insurance. Nothing in this provision shall waive, modify, delegate or shift the liability of Network Sub or PlanCo.

(c)       Notice. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by telecopy, electronic transmission or other similar means (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7(c)):

If to PlanCo:	Carolina Complete Health, Inc.
[ADDRESS]
[ATTENTION]

with copies to (which shall not	Centene Corporation
constitute notice):	Centene Plaza
700 Forsyth Boulevard
St. Louis, Missouri 63105

Attention:	Brent D. Layton
Executive Vice President, Chief Business
Development Officer
blayton@centene.com

and	Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102

Attention:	David M. Harris, Esq.
dmh@greensfelder.com

If to Network Sub:	Carolina Complete Health Network, Inc.
c/o North Carolina Medical Society
P.O. Box 27167
Raleigh, NC 27611

Attention:	Jeffrey W. Runge, M.D.
Chief Executive Officer and President
jrunge@cch-network.com

with a copy to (which shall not	Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
constitute notice):	Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601

Attention:	Margaret N. Rosenfeld
mrosenfeld@smithlaw.com

(d)       Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the state of North Carolina, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the state of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of North Carolina.

(e)       Dispute Resolution.

(i)       Any Party seeking a resolution in the event of any dispute, controversy or claim arising out of or relating to this Agreement (a “Dispute”), shall provide written notice thereof to the other Party (the “Initial Notice”), and within thirty (30) days of the delivery of the Initial Notice, the Parties shall attempt in good faith to negotiate a resolution of the Dispute. All such negotiations shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Parties are unable for any reason to resolve a Dispute within thirty (30) days after the delivery of the Initial Notice or if a Party reasonably concludes that the other Party is not willing to negotiate as contemplated by this Section 7(e)(i), the Dispute shall be submitted to mediation in accordance with Section 7(e)(ii).

(ii)       Any Dispute not resolved pursuant to Section 7(e)(i) shall, at the written request of a Party (a “Mediation Request”), be submitted to nonbinding mediation in accordance with the then current International Institute for Conflict Prevention and Resolution (“CPR”) mediation procedure, except as modified herein (the “CPR Mediation Procedure”). Any such mediation shall be held in Raleigh, North Carolina or such other location as they Parties may agree. The Parties shall have twenty (20) days from receipt by a Party of a Mediation Request to agree on a mediator, which, in any event, shall be a person experienced in the law applicable to the insurance industry in North Carolina and may not be an employee, shareholder, officer, director, agent or affiliate of any Party or any person with whom any one or more of the Parties has an existing business relationship. If no mediator has been agreed upon by the Parties within twenty (20) days of receipt by a Party of a Mediation Request, then a Party may request (on written notice to the other Party), that CPR, in accordance with the CPR Mediation Procedure, appoint a mediator who meets the requirements set forth in the preceding sentence. All mediation pursuant to this Section 7(e)(ii) shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence, and no oral or documentary representations made by the Parties during such mediation shall be admissible for any purpose in any subsequent proceedings. No Party shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other Party in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of all other Parties, except in the course of a judicial or regulatory proceeding or as may be required by law or requested by a governmental authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the Party intending to make such disclosure shall, to the extent reasonably practicable, give the other Parties reasonable written notice of the intended disclosure and afford the other Parties a reasonable opportunity to protect their respective interests. If the Dispute has not been resolved within sixty (60) days of the appointment of a mediator, or within ninety (90) days after receipt by a Party of a Mediation Request (whichever occurs first), or within such longer period as the Parties may agree to in writing, then any Party may file an action with respect to the Dispute in any court having jurisdiction in accordance with Section 7(f).

(iii)       Notwithstanding the foregoing provisions of this Section 7(e) (A) any Party may seek preliminary provisional or injunctive judicial relief without first complying with the procedures set forth in Section 7(e)(i) and Section 7(e)(ii) if such action is reasonably necessary to avoid irreparable damage; and (B) any Party my initiate litigation before the expiration of the periods specified in Section 7(e)(ii) if such Party has submitted a Mediation Request and the other Parties have failed, within fourteen (14) days after the appointment of a mediator, to agree upon a date for the first mediation session to take place within thirty (30) days after the appointment of such mediator or such longer period as the Parties may agree to in writing.

(f)       Submission to Jurisdiction; Waiver of Jury Trial.

(i)       Each of the Parties irrevocably and unconditionally (A) submits to the exclusive jurisdiction of any state or federal court located in the City of Raleigh, North Carolina or Wake County, North Carolina with respect to any Dispute arising out of or relating to this Agreement and agrees that all claims in respect of any such Dispute may be heard and determined in such courts; (B) consents that any such Dispute may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Dispute in such court or that such court is an inconvenient forum for the Dispute and agrees not to assert, plead or claim the same; (C) agrees that the final judgment of such court shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and (D) agrees that service of process in any such Dispute may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address as provided in Section 7(c).

(ii)       To the extent not prohibited by law which cannot be waived, each of the Parties hereto hereby waives and covenants that it shall not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any Dispute arising out of or based upon this Agreement or in any way connected with or related or incidental to the transactions contemplated hereby and thereby. Any Party hereto may file an original counterpart or a copy of this Section 7(f)(ii) with any court as written evidence of the consent of each such Party to the waiver of its right to trial by jury. Each Party certifies and acknowledges that (A) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver; (B) each Party understands and has considered the implications of this waiver; (C) each Party makes this waiver voluntarily; and (D) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7(f)(ii).

(g)       Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law (i) such provision will be fully severable; (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

(h)       Business Associate. In the event Network Sub is deemed a “business associate” of NC Health Plan, as defined in the HIPAA Privacy Regulations, Network Sub and NC Health Plan shall execute a Business Associate Agreement in the form attached to this Agreement as Exhibit D.

(i)       Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns, and there shall be no third party beneficiaries hereof.

(j)       Assignment. No Party may assign any of its rights or delegate any of its obligations hereunder (whether by operation of law, change of control or otherwise) without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment or delegation in violation of this Section 7(j) shall be null and void.

(k)       Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed by each Party. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective, unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

(l)       Specific Performance. Subject to the provisions of Section 7(e), in the event of any actual or threatened default in, or breach of, any of the provisions of this Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

(m)       Event of Default by Network Sub. It shall constitute an event of default hereunder by Network Sub:

(i)	if Network Sub shall apply for or consent to the appointment of a receiver, trustee or liquidator of Network Sub or of all or a substantial part of its assets, file a voluntary petition in bankruptcy, make a general assignment for the benefit of creditors, file a petition or an answer seeking reorganization or arrangement with creditors or take advantage of any insolvency law;

(ii)	if any order, judgment or decree shall be entered by any court of competent jurisdiction on the application of a creditor, adjudicating Network Sub bankrupt or insolvent or approving a petition seeking reorganization of Network Sub or of all or a substantial part of its assets, and such order, judgment or decree continues without stay and in effect for ninety (90) consecutive days; or

(iii)	if Network Sub fails to keep, observe, pay or perform any material covenant, obligation, agreement, term or provision as provided in this Agreement and any such failure continues until: (A) a period of sixty (60) days after written notice thereof has been received by Network Sub from PlanCo; or (B) with respect to any such failure that cannot reasonably be cured within sixty (60) days, a period of one hundred twenty (120) days after written notice thereof has been received by Network Sub from PlanCo.

If an event of default by Network Sub shall occur as contemplated by this Section 7(m), PlanCo shall not, subject to Section 6(b) of this Agreement, be entitled to terminate this Agreement, but will be entitled to collect from Network Sub, and Network Sub shall pay to PlanCo, reasonable attorneys’ fees incurred by PlanCo because of such event of default and all reasonable costs incurred by PlanCo to correct, rectify or otherwise make PlanCo whole by reason of Network Sub’s failure to keep, observe, pay or perform any material covenant, obligation, agreement, term or provision as provided in this Agreement.

(n)       Event of Default by PlanCo. It shall constitute an event of default hereunder by PlanCo:

(i)	if PlanCo applies for or consents to the appointment of a receiver, trustee or liquidator of PlanCo or of all or a substantial part of its assets, files a voluntary petition in bankruptcy, makes a general assignment for the benefit of creditors, files a petition or an answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency law;

(ii)	if any order, judgment or decree shall be entered by any court of competent jurisdiction, on the application of a creditor, adjudicating PlanCo bankrupt or insolvent or approving a petition seeking reorganization of PlanCo or appointing a receiver, trustee or liquidator of PlanCo or of all or a substantial part of its assets, and such order, judgment or decree continues without stay and in effect for ninety (90) consecutive days;

(iii)	if PlanCo fails to make any payment to Network Sub hereunder within ten (10) days after such payment becomes due in accordance with the provisions hereof;

(iv)	if PlanCo fails to keep, observe, pay or perform any material covenant, obligation, agreement, term or provision of this Agreement to be kept, observed, paid or performed by PlanCo (other than as contemplated by the preceding clause (iii)) until: (A) a period of sixty (60) days after written notice thereof has been received by PlanCo from Network Sub; or (B) with respect to any such failure that cannot reasonably be cured within sixty (60) days, a period of one hundred twenty (120) days after written notice thereof has been received by PlanCo from Network Sub; or

(v)	if PlanCo loses or has suspended its Certificate of Authority, and such loss or suspension is not revoked or cured within 45 days from the date of such loss or suspension.

If an event of default by PlanCo shall occur as contemplated by this Section 7(n), Network Sub shall not, subject to Section 6(b) of this Agreement, be entitled to terminate this Agreement, but will be entitled to collect from PlanCo, and PlanCo shall pay to Network Sub, reasonable attorneys’ fees incurred by Network Sub because of such event of default and all reasonable costs incurred by Network Sub to correct, rectify or otherwise make Network Sub whole by reason of PlanCo’s failure to keep, observe, pay or perform any material covenant, obligation, agreement, term or provision as provided in this Agreement. If an event of default has occurred under clause (iii) of this Section 7(n), Network Sub shall be further entitled to interest at the rate of fifteen percent (15%) per annum (or, if less, the maximum interest rate payable thereon under applicable law) on any unpaid amount of management fees or expenses payable to Network Sub from the date such amount became due and payable.

(o)       Limitations on Liability. Notwithstanding anything contained herein to the contrary, in no event shall any Party have any liability to the other Party under this Agreement for any punitive, incidental, special, indirect, consequential or other like damages, however caused and on any theory of liability, and whether or not such Party knew or should have known of the possibility of such damage.

(p)       Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute the same instrument. Exchange and delivery of this Agreement by exchange of electronic copies (with originals to follow) bearing the signature of a Party shall constitute a valid and binding execution and delivery by such Party. Such electronic copies shall constitute legally enforceable original documents.

*       *       *       *

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

PLANCO:

CAROLINA COMPLETE HEALTH, INC.

By:
Name:
Title:

NETWORK SUB:

CAROLINA COMPLETE HEALTH NETWORK, INC.

By:
Name:	Jeffrey W. Runge, M.D.
Title:	Chief Executive Officer and President

Signature Page to Network License and Management Services Agreement (Network Sub)

Schedule 4(a)*	Revenue Percentage
Schedule 4(d)*	Bonus Payments
Exhibit A*	Example Performance Hurdles
Exhibit B*	Additional Network Management Services
Exhibit C*	Initial Performance Hurdles and Illustration of Annual Bonus Calculation
Exhibit D*	Business Associate Agreement

* Not filed herewith pursuant to Item 17 of Form 1-A. The issuer will supplementally furnish a copy of this schedule/exhibit to the Securities and Exchange Commission upon request.